SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 5
                                    --------
                             ASM International N.V.
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                                (Name of Issuer)

                   Common Stock, par value Euro 0.4 per share
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                         (Title of Class of Securities)

                                    N07045102
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                                 (CUSIP Number)

                Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 22, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. N07045102
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      1    NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Mellon HBV Alternative Strategies LLC
           I.R.S. No.: 13-4050836
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      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                              (b) [X]
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      3    SEC USE ONLY
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      4    SOURCE OF FUNDS*
           WC
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      5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
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      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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      7    SOLE VOTING POWER
           4,082,205
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      8    SHARED VOTING POWER
           0
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      9    SOLE DISPOSITIVE POWER
           4,082,205
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      10   SHARED DISPOSITIVE POWER
           0
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      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           4,082,205
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      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (see Instructions)   [ ]
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      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.7%
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      14   TYPE OF REPORTING PERSON (see Instructions)
           IA
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



                   Amendment No. 5 to Schedule 13D relating to
                             ASM International N.V.

Introduction:

      Mellon HBV Alternative Strategies LLC (the "Reporting Person" or "MHBV"), is filing this Amendment No. 5 to Schedule 13D relating to ASM International NV (the "Issuer" or "ASMI") to disclose recent discussions with the Issuer and transactions related to the Issuer's Common Stock.

      MHBV has reached an agreement with the Issuer regarding matters we believe to be of concern to the Issuer's Shareholders. As a result of the discussion between the Issuer and MHBV, as disclosed in the Reporting Person's Amendment No. 4 to Schedule 13D filed August 7, 2006, the Issuer has confirmed that it will include on the agenda for the upcoming Extraordinary General Meeting scheduled for November 27, 2006 (the "Extraordinary Meeting") a proposal for Shareholder consideration relating to a motion on the proposed split between the back end operations and front end operations of the business of the Issuer and its investment in ASM Pacific Technology Ltd. The Reporting Person anticipates, at the appropriate time, soliciting from the Issuer's Shareholders their support for such motion. Nothing contained herein shall constitute a solicitation for any Shareholder action. The Issuer's agreement to include this proposal is conditioned upon the agreement by the Reporting Person to request no further proposals be placed on the agenda for the Extraordinary Meeting.

Item 5.  Interest in Securities of the Issuer.

     (a) As of September 22, 2006, it may be deemed that on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority the Reporting Person beneficially owns 3,731,235 shares of the Issuer's Common Stock and options to purchase 350,970 shares of the Issuer's Common Stock (collectively, the "Shares"), representing approximately 7.7% of the outstanding Common Stock (based on 52,678,952 shares outstanding as reported by the Issuer, on its Annual Report on Form 20-F for its fiscal year ended December 31, 2005).

     (c) The table below sets forth transactions in the Issuer's Common Stock that the Reporting Person effected during the period since the Reporting Person's most recent filing on Schedule 13D, dated August 7, 2006, relating to the Issuer.

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TRADE DATE   ACTION       QUANTITY     PRICE        CURRENCY*
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8/11/06      SELL         13,940       12.4425      EURO
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8/17/06      SELL         22,515       13.5642      EURO
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8/22/06      SELL         41,282       13.5097      EURO
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8/23/06      SELL         31,000       13.4330      EURO
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8/24/06      SELL         20,000       13.4300      EURO
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8/25/06      SELL         22,616       13.4179      EURO
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8/29/06      SELL         40,430       13.4164      EURO
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8/30/06      SELL         60,000       13.4899      EURO
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9/1/06       SELL         30,000       13.6235      EURO
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9/4/06       SELL         50,000       13.6800      EURO
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9/6/06       SELL         35,000       13.6343      EURO
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The Reporting Person acquired options to purchase 227,500 shares of the Issuer's
Common Stock at 16.000 Euro per share on September 18, 2006, and 132,200 shares of the Issuer's Common Stock at an exercise price of 16.000 Euro per share on September 19, 2006, each at a purchase price of 30 Euro cents per share. Each option expires in December 2006.

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*  As of the date hereof, the conversion rate is 1EUR = 1.2788 US
Dollars.  (Source:  Wall Street Journal)

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 22, 2006

      Mellon HBV Alternative Strategies LLC,
      a Delaware Limited Liability Company

      By: /s/ William F. Harley
      --------------------------------
      William F. Harley III
      Chief Investment Officer